The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

January 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N. E.
Washington, D. C. 20549

Re:       The Laclede Group, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
                        Filed February 16, 2010
File No. 333-155714

To Whom It May Concern:

Pursuant to Rule 477, under the Securities Act of 1933, as amended, we hereby apply for withdrawal of the post-effective amendment no. 1 effective as of the date hereof due to technical issues with the filing.  No securities were sold under the post-effective amendment.  The company intends to file a new registration statement on Form S-3 within the next 30 days.

If you have any questions, please contact, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,

                                  /s/ Mark D. Waltermire